

Mail Stop 7010

January 10, 2008

Xu Jie
President and CEO of Wuhan General Group (China), Inc.
c/o Henry I. Rothman
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Re: Wuhan General Group (China), Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 21, 2007
File No. 333-141372

Dear Mr. Xu:

        We have reviewed your filing and have the following accounting comments. In the interest of time, we are providing you these comments today; however, please note that we may have additional legal comments.

Interim Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

(l) Revenue Recognition, page F-33

1.   We note your response to prior comment 6. Please confirm and disclose that there are no customer acceptance clauses in your standard sales contracts. If there are stated customer acceptance clauses, please address how you determined it was appropriate to record revenue upon delivery in light of these clauses. Your response should specifically refer to the guidance in SAB Topic 13:A.3.b.

2.   Please disclose how long installation typically takes as well as how soon after delivery installation occurs. Please address how you determined it was appropriate to record revenue prior to installation. Your response should specifically refer to the guidance in Question 3 of SAB Topic 13:A.3.c.

Note 15. Capitalization, page F-45

3.   We note your response to prior comment 8. It does not appear that the calculation you provided complies with the guidance provided in paragraphs 5 through 7 of EITF 00-27. Specifically, it does not appear that you calculated an effective conversion price based on the amount of proceeds allocated to the preferred stock. Please tell us how your calculation complies with EITF 00-27 or revise your calculation as necessary.

        As appropriate, please amend your registration statement in response to these comments. You may contact Gus Rodriguez at (202) 551-3752 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                                Sincerely,

                                Jennifer Hardy
                                Branch Chief